SKADDEN, ARPS, SLATE, MEAGHER & Flom LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com

DIRECT DIAL 212-735-2697 DIRECT FAX 917-777-2697 EMAIL ADDRESS dingles@SKADDEN.COM

May 16, 2005

VIA FACSIMILE AND EDGAR

Larry M. Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Fax: (202) 772-9205

RE:	Alamosa Holdings, Inc. Annual Report on
   Form 10-K - fiscal year ended December 31, 2004
Current Report on Form 8-K/A filed March 11, 2005
Alamosa (Delaware), Inc. Annual Report on
Form 10-K - fiscal year ended December 31, 2004

Dear Mr. Spirgel:

On behalf of our client, Alamosa Holdings, Inc., a Delaware corporation (“Alamosa Holdings”), and its subsidiary, Alamosa (Delaware), Inc., a Delaware corporation (“Alamosa (Delaware)”), we submit this letter in response to your comment letter (the “Comment Letter”), dated April 7, 2005, relating to Alamosa Holdings’ Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2005, Alamosa Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Commission on March 3, 2005 (File No. 001-16793), and Alamosa (Delaware)‘s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Commission on March 24, 2005 (File No. 001-15657). Pursuant to a telephone conversation between Adam Washecka of the Staff and Eduardo Gallardo of Skadden, Arps, Slate, Meagher & Flom LLP, the deadline for submission of this response letter was extended to May 16, 2005. The term “Company” as used in this letter refers to both Alamosa Holdings and Alamosa (Delaware).

Set forth below are the comments of the Commission raised in the Comment Letter, followed by the Company’s responses to the comments. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.

Item 1. Business, page 2

1.	Refer to the 2nd paragraph on page 3 and explain to us in more detail the nature of this merger between Alamosa Sub I, Inc. and Alamosa PCS Holdings. Tell us if you applied purchase accounting when recording the acquisition of Alamosa PCS Holdings, Inc. and, if not, explain the basis for your accounting. Did Alamosa Holdings, Inc. or Alamosa Sub I, Inc. have operations at the time of the merger? What percentage of Alamosa Holdings, Inc. common stock did the shareholders of Alamosa PCS Holdings, Inc. receive as a result of the merger? Please explain to us in detail how you accounted for this merger and clarify your disclosures.

In the first quarter of 2001, the Company completed a series of transactions pursuant to which Alamosa PCS Holdings, Inc. (“Old Alamosa”) acquired Roberts Wireless Holdings L.L.C. (“Roberts”) and WOW Holdings LLC (“WOW”) and simultaneously formed a new holding company, Alamosa Holdings. This “reorganization” included the following steps:

•	Old Alamosa formed Alamosa Holdings and Alamosa Sub I, Inc., a wholly-owned subsidiary of Alamosa Holdings.

•	In substantially simultaneous transactions on the closing date, (i) Roberts merged with and into Alamosa Holdings, with Alamosa Holdings surviving the merger, (ii) WOW merged with and into Alamosa Holdings with Alamosa Holdings surviving the merger, and (iii) Alamosa Holdings’ wholly-owned subsidiary, Alamosa Sub I, Inc., merged with and into Old Alamosa, with Old Alamosa PCS surviving the merger.

As a result of the reorganization, which involved the new holding company, Alamosa Holdings, simultaneously acquiring three companies, Roberts, WOW and Old Alamosa, the former shareholders of Old Alamosa, owned 75.8% of Alamosa Holdings, the former shareholders of Roberts owned 16.7% and the former shareholders of WOW owned 7.5%. This “put-together” transaction was effected for the sole purpose of creating a new holding company in connection with the business combination between Old Alamosa, Roberts and WOW. At the time of the merger, neither Alamosa Holdings nor Alamosa Sub I, Inc. had any operations or precombination activities.

The application of the purchase method of accounting requires the identification of the acquiring entity. This was a business combination involving more than two entities. In all business combinations, it is necessary to identify which entity is the acquiring entity. In cases where business combinations involve more than two entities, in determining which is the acquiring entity, consideration should be given to which entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceed those of the others. In addition, when a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities must be determined to be the acquiring entity on the basis of the evidence available. After considering the following factors, Old Alamosa was determined to be the acquiring entity and purchase accounting was not applied to its acquisition by Alamosa Holdings:

•	The Executive Officers and Directors of Old Alamosa initiated the business combination.

•	AS stated above, prior to the business combination, neither Alamosa Holdings nor Alamosa Sub I, Inc. had any operations.

•	The assets, revenues and earnings of Old Alamosa at the time of the business combination significantly exceeded those of Roberts and WOW.

•	As stated above, the relative voting rights in the combined entity after the combination were significantly in favor of the Old Alamosa shareholders, and there were no unusual or special voting arrangements, options, warrants or convertible securities given to the WOW or Roberts shareholders.

•	The executive officers of the combined entity remained exclusively those of Old Alamosa (Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Sr. VP of Corporate Finance, and Sr. VP of Engineering and Network Operations).

•	The Board of Directors of the combined entity was predominantly comprised of Directors of Old Alamosa, as out of 11 members following completion of the merger, 9 Directors were directors on the Board of Old Alamosa.

As Old Alamosa was determined to be the acquiring entity, the Company applied purchase accounting to the acquisitions of Roberts and WOW and the acquisition of Old Alamosa by Alamosa Holdings, Inc. was accounted for with a carryforward basis in the assets and liabilities of Old Alamosa.

Item 7. Management Discussion and Analysis

Critical Accounting Policies

Long-lived asset recovery, page 34

2.	We note that you determined you have one asset group for purposes of testing long-lived assets for impairment. Given the geographically discrete nature of your operations, it is unclear to us how management determined that there is only one cash flow stream associated with the assets and liabilities of the Company. Explain to us in more detail your consideration of SFAS 144 in determining that you only have one asset group for purposes of testing long-lived assets for impairment.

According to SFAS 144 paragraph 10, long-lived assets being tested for impairment shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The Company’s long-lived assets to be held and used are primarily comprised of its wireless network and switching equipment. In determining the grouping of its long-lived assets to be held and used, for purposes of impairment testing, and after considering the guidance outlined in Paragraphs B44 to B47 of SFAS 144, the Company concluded that it had one asset group at the entity level, for the following reasons:

•	The Company operates its wireless network as one single footprint, allowing its own subscribers, as well as all of Sprint PCS’ subscribers, and other carriers’subscribers to roam seamlessly throughout its entire network. Consequently, the ability of the Company to generate cash flows from its network is primarily based on its capacity to route customer calls across its entire network at any given point in time, and the cash flows associated with a geographic area within the network are not independent of the cash flows associated with other geographic markets due to the travel and roaming characteristics of wireless subscribers. For the first quarter of 2005, approximately 25% of the Company’s total revenue was derived from roaming revenue associated with subscribers from outside the Company’s licensed territory using the Company’s network. The majority of Sprint’s nationwide subscriber base subscribes to “national” plans which provide for home usage on any part of the PCS network of Sprint nationwide at no additional charge to the customer.

•	All operating cash inflows of the Company are generated by the utilization of the Company’s wireless network by the Company’s and Sprint’s other subscribers as well as subscribers of other wireless carriers.

•	There are significant operational cash outflows from centralized or outsourced support functions such as customer care, billing and collection services, network design and optimization, marketing, transport and backhaul that are funded by the revenue-producing wireless network as a whole, and for which the allocation to the different geographic areas would require significant subjective judgment.

Consolidated Statements of Operations, page F-6

3.	It appears that the captions “Cost of service and operation” and “Cost of products sold” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please revise your presentation in future filings to comply with SAB 11:B. Otherwise, please advise.

The Company will revise its presentation in future filings to comply with SAB 11:B.

Note 3. Summary of Significant Accounting Policies

Segment Disclosure-General

4.	Revise your disclosures to comply fully with the SFAS 131 and advise us. Please identify for us your chief operating decision maker and explain to us what information he reviews when making decisions about resources to be allocated and when assessing performance. To assist us in our understanding of your operations, please provide us an organizational chart of the Company that identifies the various levels of management and summarizes their responsibilities.

The Company’s chief operating decision maker is the Executive Management Committee (“EMC”) consisting of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Chief Integration Officer and Senior Vice President of Corporate Finance. All decisions regarding resources to be allocated and assessment of performance of the Company take place within the EMC, which meets weekly. An organizational chart for the Company is attached at Exhibit A to this letter.

In applying the provisions of SFAS 131, the Company has concluded that it has one operating segment at the entity level, for the following reasons:

•	The Company only produces discrete financial information regarding its business activities at the entity level. As discussed in the Company’s response to comment 7 below, the information used and reviewed by the regional management in the Company’s sales and network organizations is primarily comprised of specific operating metrics relevant to their functional responsibilities (such as churn, costs per gross addition and subscriber additions) and does not represent discrete financial information.

•	The EMC is provided and reviews the operating results of the Company at the entity level in determining allocation of resources and mobilization of capital and in assessing the performance of the entity. Specifically, the EMC reviews the consolidated balance sheet and consolidated statement of operations – budget versus actual and what the Company refers to as the “dashboard” report which is a comprehensive report of various metrics important to the wireless industry such as revenue per user, churn and customer additions. All of these reports are provided at the entity-wide level to the EMC.

Revenue Revenue Recognition, page F-11

5.	Refer to the paragraph bridging page F-11 and F-12 and explain to us why you consider it appropriate to allocate amounts charged to customers at the point of activation between the sale of handsets and the sale of wireless telecommunications services. Reference any specific sections of EITF 00-21 that supports this treatment.

EITF 00-21 requires that vendors evaluate all deliverables in an arrangement to determine whether they represent separate units of accounting. Paragraph 9 of EITF indicates that delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probably and substantially in the control of the vendor.

Sales through the Company’s controlled sales channels typically contain multiple deliverables, specifically the sale of a wireless handset and a one or two-year service contract. New subscribers are also typically charged a non-refundable activation fee. The Company determined that both the handset and wireless service represented by the contract are separate units of accounting because they are both sold separately, fair value is objectively determinable, and there are no general rights of return. The non-refundable activation fee charged at the point of sale does not meet the criteria to be a separate deliverable and is considered additional arrangement consideration that is allocated to the two separate units of accounting based on their relative fair values. Because wireless handsets are usually sold at a significant discount, the Company typically allocates all of the activation fee to the delivered handset, as a result of applying the relative fair value model in EITF 00-21. The Company believes that it has applied EITF 00-21 in a manner consistent with the guidance outlined in example 1 of the consensus.

With respect to those activation fees charged by the Company that are not within the scope of EITF 00-21, such as when wireless service is sold as a single element, the Company continues to defer these fees and recognizes them over the expected life of the subscriber.

6.	Refer to the 1st paragraph on page F-12 and explain to us what customer acquisition related expenses are. In addition, tell us why the same amount of customer acquisition related expenses and activation fee revenue is deferred and amortized.

Customer acquisition related expenses are direct and incremental costs of activating new wireless subscribers. The costs are primarily comprised of direct commissions paid to employees or agents. The Company’s accounting policy is to expense incremental direct activation costs in excess of deferred activation revenues due to uncertainties surrounding their realizability. The Company believes that this treatment is consistent with the guidance provided in SAB Topic 13A.

Goodwill and intangible assets, page F-12

7.	We note on page F-18, when assessing goodwill for impairment, management concluded that the Company had a single reporting unit. In light of the holding company structure and the geographically discrete nature of the Company’s operations, it is unclear to us how management considered the guidance in paragraph 30 of SFAS 142. Please advise us in detail. Refer also to EITF Topic No. D-101 for additional guidance.

Goodwill impairment is evaluated at the reporting unit level. A reporting unit is defined in SFAS 142 as the same level as or one level below a SFAS 131 operating segment. As discussed in the Company’s response to comment 4 above, the Company has determined that it has one operating segment under SFAS 131 at the entity-wide level. The evaluation is required to be one level below an operating segment if segment management reviews and assesses performance of one or more components of the operating segment at a level below the operating segment and each of the components that are reviewed by segment management is a business with available discrete financial information and has economic characteristics different from the other components of the operating segment.

Due to the fact that the Company has territories that are geographically separated, the Company’s operations are broken out into geographical areas from a day to day marketing and network operations management perspective. The primary management with respect to marketing and network operations are within a centralized function headed directly by the Chief Operating Officer and the Chief Technology Officer and subject to the oversight of the EMC as discussed in the Company’s response to comment 4 above. Area management from the marketing and network operations standpoint are provided with limited financial information that pertains directly to their functions such as operating metrics by market or area such as churn and cost per gross addition. Discrete financial information is provided only to the EMC, and, as mentioned previously, that information is at the entity-wide level. As a result, these geographical areas are not deemed to be separate components of the Company’s operating segment under SFAS 142 as (i) they do not constitute businesses for which discrete financial information is available and (ii) segment management does not regularly review the operating results of the areas.

Note 4. Accounts Receivable, page F-15

8.	Explain to us your basis in GAAP for presenting the Sprint roaming receivable net of amounts due from Sprint. Refer to paragraph 5 of FIN 39 and tell us if the Company has a legally enforceable right of setoff. If so, please disclose this fact. Otherwise, please revise your balance sheet presentation.

The established settlement process with Sprint settles roaming receivables monthly on a net basis. Alamosa’s Management Agreement with Sprint provides for the payment of net amounts. According to section 10.11.1 of the Sprint Management Agreement (as amended), “each month Sprint PCS will determine the amount payable to or due from Manager for a Billed Month under section 10.2 (which addresses the management fee or revenue to the affiliate, including roaming). Sprint PCS will deliver a monthly statement to Manager that reports the amount due to Manager, the manner in which the amount was calculated, the amount due to Sprint PCS and its Related Parties under this agreement and the Services Agreement, and the net amount payable to or due from Manager.”

Note 8. Leases, page F-19

9.	Refer to the last paragraph on page F-19 where you state that the lease term for operating leases includes renewals in cases where renewals have been determined to be reasonably assured. Please provide us with the specific guidance within SFAS 13 that supports the use of these reasonably assured renewal periods as part of the lease term and clarify the basis for your accounting in your policy disclosure.

Paragraph 5(f) of SFAS 13 defines a lease term as the fixed noncancelable term of the lease plus (i) all periods, if any, covered by bargain renewal options (as defined in paragraph 5(e)), (ii) all periods, if any, for which failure to renew the lease imposes a penalty (as defined in paragraph 5(o)) on the lessee in such amount that a renewal appears, at the inception of the lease, to be reasonably assured, (iii) all periods, if any, covered by ordinary renewal options during which a guarantee by the lessee of the lessor’s debt directly or indirectly related to the leased property is expected to be in effect or a loan from the lessee to the lessor directly or indirectly related to the leased property is expected to be outstanding, (iv) all periods, if any, covered by ordinary renewal options preceding the date as of which a bargain purchase option (as defined in paragraph 5(d)) is exercisable, and (v) all periods, if any, representing renewals or extensions of the lease at the lessor’s option; however, in no case shall the lease term be assumed to extend beyond the date a bargain purchase option becomes exercisable. A lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

In the normal course of business, the Company enters into operating lease arrangements to locate and operate the various network assets required to provide the wireless services it sells to its subscribers (typically referred to as “cell sites”) as well as to lease retail storefront locations. Certain of these operating lease arrangements include escalation provisions, which in accordance with SFAS 13 (as amended by SFAS 98), must be straight-lined over the expected term of the lease, including renewal options that are reasonably assured to occur. The Company’s leases do not contain any of the following provisions: guarantees of lessor debt, bargain purchase options, renewal provisions at the option of the lessor, or specific monetary penalties for non-renewal.

Retail locations — These leases typically have an initial term of 3 to 5 years with 1 or 2 renewal options. The Company has concluded that renewal options for these leases are not reasonably assured, as defined under SFAS 13, due to the fact that the acceptability of a store location is affected by company growth, customer traffic patterns and additional retail development in the target area, competition and changes in the distribution channels. Additionally, the costs of moving a retail store are not significant and there is an abundance of suitable retail sites within the geographic areas that the Company operates. As a result, the Company believes that, at the inception or renewal of any retail lease, there is not a penalty or economic detriment that would make the renewal of the lease likely, as defined in paragraph 5(o) of SFAS 13. At March 31, 2005, the Company had leases associated with approximately 98 retail store locations.

Cell sites in collocation, water towers or other structures —These leases typically have an initial term of 5 to 10 years with 1 to 3 renewal options. These sites constitute the leasing of space on an existing tower belonging to a third-party (typically a tower company) or some other similar structure. In these cases, the Company rents an allocated space at the location, while other carriers lease other space on the location. In these instances, the leasehold improvements made by the Company to the sites are mostly comprised of optronic network equipment (base station, cabling, etc.) and antennas. As of March 31, 2005, the Company had approximately 2,700 leased locations in this category. The Company concluded that the initial lease term plus one renewal in these agreements represents the amount of time it reasonably expects to be in the lease at inception date, for the following reasons:

•	The Company has now had operations for more than 5 years and has begun to develop a history of renewing leases at the first renewal period. Subsequent renewals beyond the first one cannot be reasonably assured due to the estimated useful life of the associated network equipment being 10 years or less.

•	The Company’s business plan projects replacement of cell site equipment every 6 to 9 years. The technology upon which the Company’s network relies is ever-changing and new generations of that technology are constantly being developed such that the Company believes it would be unreasonable to assume that a network component could have an economic life greater than ten years. If the equipment associated with the leased site will be replaced, it is more likely that the Company would consider changing sites at the time of replacement, as opposed to at the end of the first lease term when the associated equipment may still have some economic life, due to the fact that the abandonment of the site at that point in time would necessitate the relocation of the equipment, thereby forcing the Company to incur costs with no economic benefit or impair the value of such equipment.

•	The Company was offered 20-year lease terms at inception at lower rates by the lessors, but declined due to the planned replacement cycle of equipment described above.

Note 15. Sprint Agreements, page F-29

10.	Refer to the 2nd paragraph in this footnote where you discuss the new per-activation fee under the amended affiliation agreements with Sprint. Explain to us the nature of the subscriber activation services and why you feel it is appropriate to classify these expenses as marketing expenses rather than cost of service and operation or cost of products sold.

The Company has advised us that when the per-activation fee was agreed to with Sprint in connection with the November 2003 amendments to the Company’s agreements with Sprint, certain fees were aggregated and replaced with the new per-activation fee. The fees that were eliminated, such as activation charges, handset logistics and credit check fees, had historically been accounted for as marketing expenses as they were direct costs associated with acquiring new subscribers. Due to the nature of the fees that were collapsed into the new per-activation fee, the Company determined that it was appropriate to present the per-activation fee as a marketing expense.

Form 8-K/A filed on March 11, 2005

11.	Under Item 9.01 of this Form 8-K, you state “The required financial statements of AirGate as of and for the fiscal year ended September 30, 2004 are incorporated by reference to Exhibit 99.4 hereto”. However, we note that Exhibit 99.4 was not filed with this Form 8-K. Please file an amended 8-K that includes the required financial statement of AirGate.

In accordance with previous conversations between the Staff and Skadden, Arps, Slate, Meagher & Flom LLP, the audited consolidated financial statements of AirGate PCS, Inc. as of and for the fiscal year ended September 30, 2004 were appropriately incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 8, 2005 and filed February 9, 2005.

* * *

If you have any questions or comments concerning the foregoing, please contact Kendall Cowan, Chief Financial Officer of the Company, at (806) 722-1445 or myself at (212) 735-2697.

Very truly yours, /s/ David Ingles

David Ingles

cc:	Greg Pipkin – Alamosa Holdings, Inc.
Adam Washecka, Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Manager

David Sharbutt
Chairman and
Chief Executive Officer
Kendall Cowan
Chief Financial Officer
Steve Richardson
Chief Operations Officer
Margaret Couch
Chief Integration Officer
Loyd Rinehart
Sr VP Corporate Finance
Marketing Organization
Human Resources and
Development
Finance Organization
Tony Sabatino
Chief Technology Officer
Network Organization

Executive Management Team

ALAMOSA HOLDINGS, INC. 5225 S. LOOP 289 LUBBOCK, TEXAS 79424

May 16, 2005

VIA FACSIMILE AND EDGAR

Larry M. Spirgel Assistant Director Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Larry M. Spirgel Fax No.: (202) 772-9205

Re:	Alamosa Holdings, Inc. and Alamosa Delaware, Inc. Response to Securities and Exchange Commission Comment Letter Dated April 7, 2005

Mr. Spirgel:

In connection with responding to your comment letter dated April 7, 2005, Alamosa Holdings, Inc., a Delaware corporation (“Alamosa Holdings”), and its subsidiary, Alamosa (Delaware), Inc., a Delaware corporation (“Alamosa (Delaware)” and, together with Alamosa Holdings, the “Company”), acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Alamosa Holdings, Inc.

By:	/s/ Kendall W. Cowan

Kendall W. Cowan Chief Financial Officer

Alamosa (Delaware), Inc.

By:	/s/ Kendall W. Cowan

Kendall W. Cowan Chief Financial Officer